July 31, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Donald E. Field

Re: Hip Cuisine, Inc. Registration Statement on Form S-1 Filed June 28, 2017 File No. 333-217659

Dear Mr. Field:

Further to your telephone call on July 28, 2017, to our legal counsel, Mr. William D. O’Neal, Hip Cuisine, Inc. (the “Company”), hereby requests acceleration of its Form S-1, as amended, as per the above noted, as of 3:00 PM Eastern Standard Time on Tuesday, August 1, 2017, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any further queries or responses to Mr. William D. O’Neal, our corporate attorney, at 480-510-4253.

Yours truly,

/s/ Natalia Loper

Natalia Lopera

Chief Executive Officer/President